

October 31, 2012

Via E-Mail
Samuel S. Asculai
Chairman and Chief Executive Officer
Enhance Skin Products Inc.
100 King Street West, 56th Floor
Toronto, Ontario M5X IC9, Canada

> **Re:** **Enhance Skin Products Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14C**
> **Filed October 9, 2012**
> **File No. 000-52755**

Dear Mr. Asculai:

We have reviewed your filing and have the following comments.

Summary Compensation Table, page 30

1. We note disclosure in the first paragraph that the summary compensation table includes amounts paid by you for services rendered by the named executive officers. Please revise the summary compensation table to also include all amounts earned by the named executive officers. We note disclosure on page 50 under the section "Issuance of common stock . . ." regarding shares to be issued in respect of earned but unpaid services provided by named executive officers. See Item 402(m)(1) of Regulation S-K. In this regard, please also see our comment below under "Historical and Proforma Share Data" regarding these shares and how you reflected any expense related to these shares.

Historical and Proforma Share Data, page 81

2. We have reviewed your response to comment eight of our letter dated September 25, 2012. Please address the following:

   • It appears that certain amounts do not agree to the historical financial statements in your presentation of historical and pro forma share data on page 81. For example, it does not appear that Age Reversal, Inc. had a net loss of $601,627 for the fiscal year ended December 31, 2011. In addition, it is not clear why shareholders' equity as of December 31, 2011 for Age Reversal and shareholders' deficit as of April 30, 2012 for Enhance Skin Products have been left blank. Please also present the six months ended June 30, 2012 amounts for Age Reversal, Inc. Please revise;

- There should only be one set of pro forma amounts which should be the same as those reflected on your pro forma financial statements. Please revise; and

- Please present the equivalent pro forma per share data as set forth in Item 1 of Schedule 14C and Item 14(b)(9) and (10) of Schedule 14A. This data should be clearly labeled as equivalent pro forma per share data. Please also disclose how these amounts were derived.

3. We have reviewed your response to comment nine of our letter dated September 25, 2012. Please clearly disclose how you arrived at the pro forma weighted average shares used to compute basic and diluted EPS in the notes to the pro forma financial statements. Please provide a reconciliation between the historical and pro forma weighted average shares used to compute basic and diluted EPS in the notes to the pro forma financial statements. For example, the notes to your pro forma statements of operations should clearly show how you arrive at pro forma weighted average common shares outstanding of 7,213,029 based on the historical weighted average common shares outstanding for Enhance Skin Products of 53,250,000.

4. Note (e) on page 75 states that the issuance of 678,525 shares of common stock was for unpaid employment and consulting services whereas note (c) on page 81 states that these shares of common stock are to be issued for employment and consulting services following the reverse merger. Please clarify whether these shares relate to past or future services. Please correspondingly address how you reflected any expense related to these shares if they are for future service in the pro forma financial statements as well as how you determined it was appropriate to exclude these shares from your determination of loss per share amounts.

Unaudited Financial Statements of Age Reversal, Inc. for the Six Months Ended June 30, 2012

General

5. We have reviewed your response to comment 13 of our letter dated September 25, 2012. It appears that you have included a statement of stockholders' equity for the period from February 22, 2010 (Inception) through June 30, 2012 within your pro forma financial information on page 82. Please revise to present this statement of stockholders' equity within Age Reversal's interim financial statements for the six months ended June 30, 2012.

Condensed Statement of Operations, page 114

6. We have reviewed your response to comment 14 of our letter dated September 25, 2012. It appears that you have included a statement of operations for the six months ended June 30, 2011 within your pro forma financial information on page 83. Please revise to present this statement of operations for the six months ended June 30, 2011 within Age

Reversal's interim financial statements for the six months ended June 30, 2012. Refer to Rule 8-03 of Regulation S-X.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Nudrat Salik, Senior Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Thomas E. Stepp, Jr.,Esq.